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                          January 11, 2023

       David Kuo
       General Counsel and Corporate Secretary
       Applied Optoelectronics, Inc.
       13139 Jess Pirtle Blvd.
       Sugar Land, TX 77478

                                                        Re: Applied
Optoelectronics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 5,
2023
                                                            File No. 333-269132

       Dear David Kuo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing